FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October, 2004
Commission File Number: 000-12713

NEC CORPORATION
(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By /s/ Fujio Okada
Fujio Okada
General Manager, Legal Division

Date: October 15, 2004

October 15, 2004

Announcement of Revised Non-Consolidated Financial Results Forecast

NEC Corporation today announced the revision of its non-consolidated financial results forecast for the first half of the fiscal year ending March 31, 2005, which was disclosed on April 28, 2004.

1.	Revised non-consolidated financial results forecast for the first half of the fiscal year ending March 31, 2005 (April 1, 2004 to September 30, 2004)

	(In Billions of Yen)
	Net Sales	Ordinary Income	Net Income
Revised financial results forecast as of October 15, 2004	1,120.0	14.0	20.0
Financial results forecast as of April 28, 2004	1,150.0	1.0	14.5
Difference	- 30.0	+13.0	+5.5
Actual Results for the first half of the fiscal year ended March 31, 2004 (April 1, 2003 to September 30, 2003)	1,111.1	1.3	18.3

2.	Background to revised non-consolidated financial results forecast

Net sales are expected to decrease by 30.0 billion yen, amounting to 1,120.0 billion yen, as compared with the forecast as of April 28, 2004, mainly due to a decrease in shipments in mobile handsets in the domestic market. Regarding ordinary income, while a decrease in profit is anticipated as a result of a decrease in shipments in mobile handsets in the domestic market, it is expected to exceed the forecast as of April 28, 2004 by 13.0 billion yen, amounting to 14.0 billion yen, due to an increase in cash dividends received from affiliates. Net income, through the increase in ordinary income, is expected to exceed the forecast as of April 28, 2004 by 5.5 billion yen, amounting to 20.0 billion yen.

In addition, the interim dividend forecast for the first half of the fiscal year ending March 31, 2005 is 3 yen per share as announced on April 28, 2004.

CAUTIONARY STATEMENTS:

The statements in the material above with respect to the plans, strategies and forecasts of NEC Corporation (“NEC”) are forward-looking statements involving risks and uncertainties.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC’s markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC’s products and services in the marketplace; NEC’s ability to continue to win acceptance of its products and services in these highly competitive markets; NEC’s ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC’s businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management’s targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

Contact : Diane Foley
Corporate Communications Division
NEC Corporation
+81-3-3798-6511